NEWS RELEASE

INTEROIL ANNOUNCES CONVERSION OF ALL SUBORDINATED
CONVERTIBLE DEBENTURES

May 22, 2009 — InterOil Corporation (IOC:NYSE) (IOC:POMSoX) today notified holders of its 8% convertible subordinated debentures, due May, 2013, of its intention to exercise its right to  mandatorily convert all outstanding debentures into common shares at a conversion price of $25.00 per share.  This conversion right was triggered by the daily volume weighted average price of our common shares remaining at or above the mandatory conversion price of $32.50 for the past 15 consecutive trading days.  As of March 31, 2009, the principal amount remaining outstanding of the original $95.0 million worth of the debentures was $79.0 million. Following the mandatory conversion, none of the 8% debentures will remain outstanding and a total of 3,159,000 common shares will be issued to debenture holders. If the conversion had occurred on March 31, 2009, the Company would have had 39.8 million shares outstanding.

Chief Financial Officer, Collin Visaggio, stated; “This conversion marks another milestone achievement in the transformation of the Company’s balance sheet. After the conversion has taken place early in June, the Company’s long-term debt to total capitalization ratio is expected to be reduced to 17% on a pro forma basis, down from 34% as at March 31, 2009, and from 68% as of March 31, 2008.”

Chief Executive Officer, Mr Phil Mulacek, stated; “This strengthening of our balance sheet better positions InterOil to hasten its development and growth.  Our ability to undertake this conversion only a year after the issue of these debentures reflects the considerable milestones we have reached during that short period and the market’s recognition of the value we continue to create.”

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil News Release

InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews
V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: 281-292-1800

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular our ability to continue to grow. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release